FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 9, 2022

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. TO TERMINATE REGISTRATION
AND SEC REPORTING OBLIGATIONS

Netanya, Israel, February 9, 2022 – Cellcom Israel Ltd. (the "Company”) (TASE: CEL) hereby announces that it intends to terminate the registration of its Ordinary Shares, par value NIS 0.01 per share, and its reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission (the “SEC”).  For this purpose, the Company intends to file with the SEC a certification under Form 15F today (February 9, 2022). Upon such filing, the Company’s reporting obligations with the SEC will be suspended immediately. The termination of the Company’s registration and reporting obligations is expected to become effective no later than 90 days after such filing if there are no objections from the SEC.

The Company will continue to publish reports it posts on the Israeli Securities Authority's site (Magna) on its website (http://investors.cellcom.co.il), in the English language, in accordance with Rule 12g3-2(b) under the Exchange Act.

CONTACTS

Cellcom Israel Ltd.
Shai Amsalem	Telephone: +972 52 998 4774
Chief Financial Officer	investors@cellcom.co.il

Elad Levy	Telephone: +972 52 998 4774
Investor Relations	investors@cellcom.co.il

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	February 9, 2022	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary